Exhibit (a)(1)(i)

BLACKSTONE REAL ESTATE INCOME MASTER FUND

c/o Blackstone Real Estate Income Advisors L.L.C

345 Park Avenue

New York, New York 10154

If you do not want to tender your common shares of beneficial interest at this time, please disregard this notice.

This is simply a notification of the Fund’s tender offer.

June 26, 2015

Dear Shareholder:

This letter serves to inform you of important dates relating to a tender offer by Blackstone Real Estate Income Master Fund (the “Fund”). If you are not interested in tendering your common shares of beneficial interest, $0.001 par value per share, of the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that were issued on or after November 1, 2014 will be subject to an “early withdrawal fee”, which will reduce your proceeds by 2%. In addition, the sale of Shares may be subject to income and transfer taxes.

The tender offer period will begin on June 26, 2015 and end at 11:59 p.m., Eastern Time, on September 18, 2015. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to tender your Shares for any reason, simply disregard this notice. No action is required if you do not wish to tender any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, and you have not issued a standing letter of instruction to the Fund with tender offer instructions, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s administrator State Street Bank and Trust Company, 100 Huntington Avenue, Copley Place Tower 2, Floor 3, Mail Code: CPH0255, Boston, MA 02116, Attention: Blackstone Real Estate Income Master Fund, Fax: (617) 956-0400.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s administrator by 11:59 p.m., Eastern Time, on September 18, 2015.

If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the tender offer, or call (855) 890-7725.

Sincerely,

Blackstone Real Estate Income Master Fund